FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
June 28, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on an important fact (event, action) related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company

Location: ***4, Marksistskaya Street, 109147, Moscow, Russian Federation***

Issuer's Code: ***04715-A***

Date of occurrence of fact (event, action): ***21.06.2002***

Code of fact (event, action): ***1204715A21062002***

Type of the General Meeting: annual

Form of the Meeting: in presentia (joint presence)

Date of the Meeting: 21 June, 2002

Venue of the Meeting: Kochubei Palace, 7, Konnogvardeisky Blvd.,

Saint-Petersburg, Russian Federation

Quorum of the Meeting: 82 % - 1 634 527 440 votes

Subjects for Voting:

1. Elect Mr E.G. Novitski a Chairman of the Annual General Meeting of MTS OJSC Shareholders.

VOTING: IN FAVOR – 1 634 527 440 votes

AGAINST – none

ABSTAINED – none

Resolution is adopted.

Resolution adopted: Have Mr E.G. Novitski elected a Chairman of the Annual General Meeting of MTS OJSC Shareholders.

2.1. Approve MTS OJSC Counting Board consisted of 3 (three) persons.

VOTING:

IN FAVOR – 1 634 527 440 votes

AGAINST – none

ABSTAINED – none

Resolution is adopted.

Resolution adopted: Approve MTS OJSC Counting Board consisted of 3 (three) persons.

2.2. Elect listed below persons members of MTS OJSC Counting Board:

VOTING:	IN FAVOR	AGAINST	ABSTAINED
Alexey Nickolayevich Buyanov	1 634 527 440	none	none
Andrey Konstantinovich Blinov	1 634 527 440	none	none
Elena Olegovna Kovalenko	1 634 527 440	none	none

Resolution adopted: Have Alexey Nickolayevich Buyanov, Andrey Konstantinovich Blinov, Elena Olegovna Kovalenko elected members of MTS OJSC Counting Board.

3. Approve MTS OJSC Annual Performance Report for 2001, MTS OJSC Annual Accounts Statements for 2001, MTS OJSC Profit & Loss Statement for 2001 and MTS OJSC Profit Distribution.

VOTING:

IN FAVOR – 1 634 527 440 votes

AGAINST – none

ABSTAINED – none

Resolution is adopted.

Resolution adopted:

Approve MTS OJSC Annual Performance Report for 2001, MTS OJSC Annual Accounts Statements for 2001, MTS OJSC Profit & Loss Statement for 2001 and MTS OJSC Profit Distribution.

4. Have the following persons elected members of MTS OJSC Board of Directors: J.I. Vorontsova, A.P. Vronets, M. Guenther, A.Yu. Goncharuk, A.L. Leyviman, E.G. Novitski, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

VOTING:	IN FAVOR	AGAINST	ABSTAINED
Janetta Alexanderovna Vorontsova	421 536 024 votes	none	none
Alexander Petrovich Vronets	1 372 163 871 votes	none	none
Michael Guenther	1 843 833 524 votes	none	none
Alexander Yurievich Goncharuk	1 372 163 871 votes	none	none
Alexander Lvovich Leyviman	none	none	none
Evgueni Grigorievich Novitski	none	none	none
Vassily Vassilievich Sidorov	1 372 163 871 votes	none	none
Mikhail Alexeevich Smirnov	1 372 163 871 votes	none	none
Gernot Taufmann	1 843 833 524 votes	none	none
Reiner Hartmut Hennicke	1 843 833 524 votes	none	none

Resolution is adopted

Resolution adopted: Have the following persons elected members of MTS OJSC Board of Directors:

A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, M.A. Smirnov, G. Taufmann, R. Hennicke.

5.1. Determine the number of MTS OJSC Auditing Commission members: 3 (three) persons.

VOTING:

IN FAVOR – 1 634 527 440 votes

AGAINST – none

ABSTAINED – none

Resolution is adopted

Resolution adopted: Determine the number of MTS OJSC Auditing Commission members: 3 (three) persons.

5.2. Elect the following persons members of MTS OJSC Auditing Commission: T.N. Abakumova, E.V. Bekyan, Bernd Willmann, S.N. Kushakov

VOTING:	*IN FAVOR*	*AGAINST*	*ABSTAINED*
Tatiana Nickolaevna Abakumova	*60 219 432*	*1 574 308 008*	*none*
Elena Vladimirovna Bekyan	*1 634 527 440*	*none*	*none*
Bernd Willmann	*1 574 308 008*	*60 219 432*	*none*
Sergey Nickolaevich Kushakov	*1 634 527 440*	*none*	*none*

Resolution is adopted

Resolution adopted: Have the following persons elected members of MTS OJSC Auditing Commission according to a majority vote: E.V.Bekyan, B. Willmann, S. N. Kushakov

6. Approve an auditing company – PriceWaterhouseCoopers Audit CJSC or Deloitte & Touche CIS CJSC - as MTS OJSC Auditor for the term to the following MTS OJSC Annual General Shareholders Meeting.

VOTING:	*IN FAVOR*	*AGAINST*	*ABSTAINED*
PriceWaterhouseCoopers Audit CJSC	*none*	*1 634 527 440*	*none*
Deloitte & Touche CIS CJSC	*1 634 527 440*	*none*	*none*

Resolution is adopted.

Resolution adopted: Approve Deloitte & Touche CIS CJSC, an auditing company, as MTS OJSC Auditor for the term to the following Annual General Meeting of MTS OJSC Shareholders.

7. Approve new wording of MTS OJSC Charter.

VOTING:

IN FAVOR – 1 634 527 440 votes

AGAINST – none

ABSTAINED – none

Resolution is adopted.

Resolution adopted: Approve new wording of MTS OJSC Charter.

8. Approve the general features of transactions between MTS OJSC and interested persons that can be implemented in future in the course of economic activity during the period to the following MTS OJSC Annual General Shareholders Meeting, such as:

- *Persons with which the said transactions can be concluded: Joint Stock Financial Corporation Sistema Open Joint Stock Company, DeTeMobil Deutsche Telekom MobilNet GmbH, Invest-Sviaz-Holding Close Joint Stock Company;*
- *Type (subject) of transactions: guarantee for liabilities of MTS OJSC' subsidiaries and subordinate companies to the specified persons; contracts for telecommunication equipment supply; contracts for research & scientific works and works on development & technology; real estate lease;*
- *Amount limit for such transactions: in the aggregate with each of the interested persons in the amount equivalent to USD 50 million for all transactions within the specified period: to the following Annual General Shareholders Meeting.*

VOTING:

IN FAVOR – 1 634 527 440 votes

AGAINST – none

ABSTAINED – none

Resolution is adopted.

Resolution adopted:

Approve the general features of transactions between MTS OJSC and interested persons that can be implemented in future in the course of economic activity during the period to the following MTS OJSC Annual General Shareholders Meeting, such as:

- *Persons with which the said transactions can be concluded: Joint Stock Financial Corporation Sistema Open Joint Stock Company, DeTeMobil Deutsche Telekom MobilNet GmbH, Invest-Sviaz-Holding Close Joint Stock Company;*
- *Type (subject) of transactions: guarantee for liabilities of MTS OJSC' subsidiaries and subordinate companies to the specified persons; contracts for telecommunication equipment supply; contracts for research & scientific works and works on development & technology; real estate lease;*
- *Amount limit for such transactions: in the aggregate with each of the interested persons in the amount equivalent to USD 50 million for all transactions within the specified period: to the following Annual General Shareholders Meeting.*

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

Information on the essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***21.06.2002***
Code of the fact (event, action): ***0104715A21062002***

Managerial body of the Issuer where changes occurred: Board of Directors.

Persons whose powers were terminated:
Alexander Petrovich Vronets,
Michael Guenther,
Alexander Lvovich Leyviman,
Evgueni Grigorievich Novitski,
Mikhail Alexeevich Smirnov,
Gernot Taufmann,
Rainer Hartmut Hennicke.

Persons elected to the managerial body of the Issuer:
Alexander Petrovich Vronets,
Michael Guenther,
Alexander Yurievich Goncharuk,
Vasily Vasilievich Sidorov,
Mikhail Alexeevich Smirnov,
Gernot Taufmann,
Rainer Hartmut Hennicke.

Date when the said changes occurred: 21.06.2002.
The Issuer's authorised body that adopted a resolution constituting a basis for the said changes and the date when such resolution was adopted: Annual general meeting of MTS OJSC shareholders, 21.06.2002.

Vice-president for Investments & Securities ***A. N. Buyanov***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*________________
Name: Mikhail Smirnov
Title: President

Date: **June 28, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities